Filed by ATII Holdings Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Companies: Archimedes Tech SPAC Partners II Co.

Commission File No. 001-42514

Forge Nano, Inc.

Commission File No. 333-295563

Date: September 22, 2026

On September 22, 2026, Forge Nano, Inc. (“Forge Nano”) hosted an Analyst & Investor Update webcast in which the proposed business combination between ATII Holdings, Inc. (“Pubco”), Archimedes Tech SPAC Partners II Co. (“ATII”) and Forge Nano was discussed. A presentation shown by Forge Nano during the webcast is below.

Presentation:

CONFIDENTIAL © FORGE NANO 2026. ALL RIGHTS RESERVED September 22, 2026 The Future of Manufacturing Innovation Forge Nano Pre-Listing Analyst & Investor Update

Disclaimer This document may include certain “forward-looking statements”, estimates, projections and/or information of a general economic or general industry nature provided by the management of the Company (as defined herein) with respect to management’s subjective views of the anticipated future performance of the Company. Such statements, estimates, information and projections have not been independently verified and solely reflect various assumptions by the management of the Company concerning anticipated results, which estimates or assumptions may or may not prove to be correct. All statements that are not historical facts are forward-looking statements and are not assurances of future performance. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. Whether or not any forward-looking statements or projections are in fact achieved will depend upon future events some of which are not within the control of the Company and/or its affiliates. Accordingly, actual results may vary from the projected results and such variations may be material. Statements contained herein describing documents and agreements are summaries only and such summaries are qualified in their entirety by reference to such documents and agreements. The pro forma and estimated financial information contained herein was prepared expressly for use herein and is based on certain estimates or assumptions and management’s analysis of information available at the time this document was prepared. This document speaks as of the date hereof and shall not be deemed to be an indication of the state of affairs of, or the absence of any changes or developments in, the Company at any point in time. This document does not purport to be all-inclusive or necessarily to contain all the information that an interested party might desire in investigating the Company. Any investor or purchaser should conduct its own independent analyses and due diligence investigations. In furnishing this document, the Company and its respective affiliates, officers, directors and employees do not undertake any obligation to provide the recipient with access to any additional information. This document is intended only as an invitation to interested recipients to commence a due diligence process for the purpose of assessing the potential merits and risks of a potential business transaction between recipient and the Company. By accepting this document, the recipient agrees that it shall not, and that it shall cause its Representatives not to, contact any director, officer, employee or agent of the Company, its subsidiaries or affiliates or any client, customer, supplier of the Company or any other person having a business relationship with the Company, regarding the Company, this document or a potential transaction, either directly or indirectly, without express prior written consent of Company (which Company may withhold in its sole and absolute discretion). By accepting this document, the recipient agrees that money damages would not be a sufficient remedy for breach of the foregoing provisions, and that in addition to all other remedies available at law or in equity, the Company shall be entitled to equitable relief, including injunction and specific performance, without proof of actual damages. In connection with the proposed business combination, ATII Holdings Inc. (“Pubco”), a wholly owned subsidiary of Archimedes Tech SPAC Partners II Co. (“ATII”), and Forge Nano, Inc. (the “Company”) have filed documents with the U.S. Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 (the “Registration Statement”), which includes a proxy statement of Archimedes II and a prospectus of Pubco relating to the proposed business combination. After the SEC declares the Registration Statement effective, the Registration Statement will be mailed to ATII’s shareholders in connection with the proposed business combination. Before making any voting decision, investors and security holders are urged to read the Registration Statement and any other documents filed or to be filed with the SEC in connection with the proposed business combination or incorporated by reference in the Registration Statement because they contain important information about the proposed business combination. Any vote in respect of resolutions to be proposed at ATII’s extraordinary general meeting to approve the proposed business combination or other responses in relation to the proposed transaction should be made only on the basis of the information contained in the Registration Statement. Investors and security holders may obtain free copies of these documents, as they become available, and other related documents filed with the SEC at the SEC’s website at www.sec.gov or by directing a request to Archimedes Tech SPAC Partners II Co., 2093 Philadelphia Pike #1968, Claymont, Delaware 19703. ATII, Pubco, Forge Nano, and certain of their respective directors, executive officers, other members of management, and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from ATII shareholders in favor of the proposed business combination. Information about ATII’s directors and officers is set forth in Archimedes II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on March 4, 2026, and in ATII’s other filings with the SEC. Additional information concerning the interests of participants in the solicitation, which may in some cases be different from those of ATII shareholders generally, is included in the Registration Statement. These documents are available free of charge at the SEC’s website at https://www.sec.gov. This communication is for informational purposes only and is not intended to and does not constitute, or form part of, an offer, invitation, or solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell, or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This presentation includes market and industry data and forecasts that the Company has obtained from industry publications, surveys, public filings and internal sources that the Company believes to be reliable, but there can be no assurance as to the accuracy or completeness of such included information. The Company has not independently verified any of the data from third-party sources, nor has the Company ascertained the underlying assumptions relied upon therein. This presentation includes certain financial measures not presented in accordance with the generally accepted accounting principles in the United States (“GAAP”), including, but not limited to Net Sales plus Grant Income (which we define as net sales plus grant income). These financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income or other measures of profitability, liquidity, or performance under GAAP. The Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently.

Today’s Presenters Paul Lichty, Ph.D. CEO, Forge Nano Co-founder and CEO of Forge Nano; Dr. Lichty invented the method of high throughput material surface engineering (atomic layer deposition, or ALD). Dr. Lichty founded Forge Nano as a spin out from the University of Colorado Boulder in 2011.

Connected Circular Future of Manufacturing Automated Smarter Atomically Precise

Global Manufacturing – China vs Made in America China has out-manufactured the U.S. since 2011 China U.S. 1980 1990 2000 2010 2020 ’23 0% 5% 10% 15% 20% 25% 30% 35% * Output measured on a value-added basis in current U.S. dollars. Prior to 2004, Chinese data includes mining and utilities. Source: United Nations Statistics Division 28.9% 17.2%

Semiconductor Capital Equipment Strengthening America’s Critical Infrastructure, One Atom at a Time One American technology platform. From materials to manufacturing. Atomic Armor® Platform Atomic Armor® Coatings-as-a-Service Lithium-Ion Battery Cells Atomic-scale precision → industrial-scale manufacturing

Energy Storage • Better, more resilient batteries with more energy, longer operating & shelf life • U.S.-made, with U.S. supply chain One Technology Platform. Transforming Critical Industries Advanced Materials Defense & Aerospace • Lighter systems = more payload • Advanced propulsion and operating conditions • Stronger magnets using existing supply chain • Advanced powders for pharmaceutical, 3D printing One scalable platform. From powders to wafers to battery cells. Semiconductors • Next-generation chips with greater capabilities • Advanced compute with reduction in energy usage

Atomic Armor® : Atom-by-Atom Coatings, At Scale Ultra-thin coatings engineered onto material surfaces to improve performance, durability and efficiency Atom-by-Atom Preventing Detrimental Surface Reactions Purge Purge Pulse A Pulse B Pulse A Pulse B Forge Nano’s Platform Technology Conformal Coatings At Scale A World Leader in Scaling Solutions for ALD Precise, Nanoengineered Surface Coating

Patented Tech Improves Products With Speed & Scale Forge Nano Atomic Armor® M aterial C o atin g s “Fog” Deposition Turbulent Flow “Fog” coating surrounds all external surfaces All surfaces of “floating” material coated conformally S u b strate C o atin g s Voids Narrowing “Rain” Deposition Directional Flow Flat surfaces coated, sides inconsistent Top of the material pile coated conformally Traditional Coating Methods

Atomic Armor® Opens New Critical Market Opportunities More Powerful Magnets More Robust Batteries Time-release Fertilizer Zero-bacterial Surfaces More Efficient Small Modular Reactors Stronger 3D Prints More Reliable Mobile Devices Lighter Drones Faster, more efficient AI Chips Time-controlled Vaccines More Powerful Quantum Computing Longer Burning Rocket Fuel

Outsourced Innovation Pipeline Forge Nano places smaller systems across universities, national labs and global corporates – expanding R&D without building every lab internally. Forge Nano has incubated multiple applications and markets and has received over $127M for grants associated with research projects $100M+ Research Grants Received 7 National Labs 18 Universities 50 Leading R&D institutions 25 Global Corporates

Post‑BCA Momentum: Commercial Traction, Strategic Partners & Execution

1000:1 ALD Unlocks NAND / DRAM / HBM Scaling A rare semiconductor innovation that improves yield, throughput and cost simultaneously February 5, 2026 "...we've fundamentally eliminated the primary bottleneck constraining the next-generation of semiconductor architectures." Forge Nano Transforms Advanced Semiconductor Chip Manufacturing with High-Speed 1000:1 Aspect Ratio Atomic Layer Deposition Coatings Precursor Efficiency Gain 1000:1 100x Aspect Ratio, Defect-Free Faster Than Competitive ALD 10x - Paul Lichty, CEO, Forge Nano Independently validated on production-representative wafers by C2MI

Taiwan Opens Door to Memory / Logic / AI Market Partnership with local contract manufacturer enables quicker market entry point March 24, 2026 "….we are delivering faster response, higher uptime, and the process-level partnership required…" Forge Nano Announces Opening of Taiwan Office to Accelerate AI-Driven Photonics Manufacturing and Expand Regional Operations - Wyman Fang, COO, Forge Nano Service Footprint Tier-1 Global Wafer Fab Deployment with Leading Edge Experts Innovating

Photonics Deployment Validates ALD for AI Infrastructure Production ALD for next-generation optical and photonic devices "…increasingly critical components of the global AI and data infrastructure buildout." Forge Nano Delivers Semiconductor Wafer Fab Equipment to Leading Fortune Global 500 Communications Company for Commercial Photonics Applications May 14, 2026 Increased by 30% by Replacing CVD Optics Transmittance Market Penetration - Paul Lichty, CEO, Forge Nano Development Increased Application

SDI Investment $20M Samsung SDI Partnership De‑Risks Scale-Up Authorized U.S. distributor of Samsung SDI cells; Atomic Armor® planned for future Samsung products Forge Nano Forms Landmark Strategic Partnership with Samsung SDI to Enable U.S. Production of Advanced Battery Cells June 25, 2026 Start-of-Production 3 GWh/yr 2028 "…a landmark agreement unlike anything we've seen in the global battery industry today." - Paul Lichty, CEO, Forge Nano ~150M Cells Produced Yearly

Strengthened U.S. Supply Chain for Defense Batteries Atomic Armor®-coated Group14 SCC55® silicon-carbon, built into Forge Nano cells Forge Nano and Group14 Advance U.S.-Made High-Performance Battery Cells with U.S. Material Supply Chain May 28, 2026 "…a domestically sourced, high-performance cell they can integrate into their roadmaps today." - Rick Luebbe, CEO, Group14 Silicon Supplier with Global Scale Scaled NDAA-Compliant Capacity Supply Chain U.S. Sourced High Cycle Life with ALD coating Longer Life

Cleared a Critical Gate for Defense Battery Revenue Thornton, Colorado battery line producing DoW test cells from U.S.-only materials "…a critical step in unlocking future battery revenue.” Forge Nano Achieves ISO 9001 Certification as Demand Grows for U.S.-Made Battery Supply Chains May 7, 2026 All U.S. supply Chain U.S. Supplied Made for DoW U.S. Made ISO 9001 Quality Control Certified - Paul Lichty, CEO, Forge Nano

AI-Driven Battery Scale-Up Advanced AI analytics deployed across Forge Nano’s U.S. battery development and manufacturing operations "…[Voltaiq] help[s] companies like Forge Nano leverage AI on real battery problems, scale their operations, and compete more effectively." Forge Nano Expands Partnership with Battery AI Software Leader Voltaiq to Put AI at the Center of Battery Development and Manufacturing September 17, 2026 AI-Power Quality Control Quality Scaled Operations Speed Formulation and Material Design Development - Tal Sholklapper, CEO, Voltaiq X

Construction Underway: 2028 Demand for U.S. Batteries Increases "That is exactly the kind of manufacturing capacity our country needs.” Forge Nano Breaks Ground on "America's Battery Gigafactory" to Strengthen U.S. Defense Supply Chains August 19, 2026 - Audrey Robertson, Assistant Secretary, U.S. Department of Energy DOE-backed, 3 GWh/year expansion has entered construction, targeting 2028 production to meet new NDAA battery-sourcing requirements Start-of-production 2028 Large-Scale Production 315,000 ft2 Building NC Workforce 250 Jobs

Partners & Supporters Strategic Investor Base Manufacturing and Construction Partners U.S. Government Backing

Updated Capital Stack Supports Execution Across Platform $97M Series D closed and $123M in PIPE commitments, adding financial capacity and strategic alignment ahead of listing "…a strong vote of confidence from both strategic and financial investors." Forge Nano Secures Additional $23 Million in PIPE Financing at $10.00 Per Share, Closes Series D with Samsung Investment Ahead of Public Listing July 14, 2026 Series D $97M Total PIPE $123M - Paul Lichty, CEO, Forge Nano $100M Department of Energy Grant

Strategic Acquisition In Progress: HZO Expanding Forge Nano into a full-spectrum advanced coatings platform with proven commercial scale and defense-grade credentials Forge Nano and HZO have entered into a term sheet pursuant to which Forge Nano would acquire 100% of the equity of HZO for an aggregate consideration of $55 million paid in shares of Pubco Common Stock September 2, 2026 12+ Years Commercial Traction Defense-Grade Infrastructure, Already Built Full-Spectrum Platform

Market & Synergy HZO – Coatings as a Service: Validated by the Customers Who Demand the Most Sampling of Current & Past Customers Technology Proof Points $1.8B Global Manufacturing Footprint Global Parylene Coating Market — 2025 Growing to $3.4B by 2034 at 7.3% CAGR Defense Electronics Protection (ITAR Registered) Proprietary Parylene + ALD Coating Process 50% Meets IPC standard at 50% thickness of traditional coatings IPX8 2x Faster Throughput 130+ IP Assets Meets or exceeds industry sustained submersion standard Medical/Life Science ISO Certified

Roadmap & Vision

Current Semiconductor Business Growing 200mm tool demand due to high throughput, high aspect ratio capabilities. Photonics market focus Better aspect ratio than coating competitors >100x Tool build capabilities with additional cleanroom space 2x 10x Higher ALD throughput with proprietary process 88x More efficient precursor usage 200mm tools operating in fabs globally today. Customers driving demand for a 300mm tool as More than Moore tech move to larger 300mm platforms.

Future Semiconductor Business

Atomic Armor platform scaled into 300mm tool offering for leading-edge logic, memory and AI applications

Forge Nano 300mm Tool Prototype Design



Use of Proceeds To Fund:

- Increased Semiconductor staff
- Increased R&D spend for semi applications
- Expand global service footprint
- Larger cleanrooms & more build bays
- Larger metrology tools

Single wafer ALD semiconductor capital equipment market to grow between 9-13% to $5.1-$6.1B between 2024 and 2040. Forge Nano intends to grow market share with 300mm entrance.

Current Battery Business Distributing Samsung cells, building 100% U.S. cells on CO prototype line and utilizing contract manufacturers for additional cell builds Forge Nano battery revenue via Samsung cell distribution agreement and smaller-scale cell builds for defense customers. Forge Nano-Distributed Samsung Battery Cells Forge Nano 100% U.S. Material Cell for DoW/DIU Backed by Samsung Warranty U.S. Distributor of Leading Cell Products, Driving Revenue Building Relationships with Future U.S.-Made Samsung Cell Customers Building Resilient U.S. Supply Chain Produced for DIU on Forge Nano CO Prototype Line Using all U.S. Battery Material Supply Chain

Future Battery Business

3 GWh/year Gigafactory producing Samsung and Forge Nano battery cell products; Atomic Armor® planned for future Samsung products


FORGE BATTERY
21700
ATOMIC ARMOR
SAMSUNG SDI
21700
PRiMX

Forge Nano-Produced Battery Cells

- 3 GWh/year NDAA-Compliant Manufacturing Facility Online
- Made-In-America Samsung Cells with Samsung Offtake
- Forge Nano Proprietary Cell Formulations


FORGE BATTERY
SAMSUNG

Forge Nano-Enhanced Samsung Cells

- Forge Nano & Samsung Plan to Incorporate ALD in SDI Cells
- Opportunity to Showcase ALD Benefits to Broader Material Market
- Next-Generation Cell Performance Capabilities

3 GWh/year battery manufacturing facility expected to be at full capacity to serve both Samsung and Forge Nano cell customers. Future Atomic Armor-enhanced Samsung cells planned.

Current Atomic Armor® Coatings as a Service General Motors Volkswagen 6k Energy Nouveau Monde Graphite Current Applications Additive manufacturing Battery materials Implantables Rocket fuel

Future Coating as a Service Verticals

Future Coating-as-a-Service Verticals Pharmaceuticals Rare Earth Minerals Quantum Chips Magnets

Forge Nano and Nanexa Partner to Advance ALD Manufacturing Collaboration intended to develop scalable, GMP-capable ALD manufacturing technology for Nanexa pharma programs September 22, 2026 "This collaboration is an important milestone, and the timing of the partnership is well aligned with our project portfolio and provides a clear path towards increased manufacturing capacity as our projects advance." Forge Nano and Nanexa Enter Joint Development Agreement to Advance Manufacturing for ALD-Coated PharmaShell® Long-Acting Injectable Medicines - David Westberg, CEO, Nanexa

Nanexa x Forge Nano: Redefining ALD Manufacturing for Injectables, One Layer At a Time Mårten Rooth CTO & Co-Founder, Nanexa Mårten Rooth is a co-founder of Nanexa and holds a PhD in Materials Chemistry from Uppsala University. He has extensive expertise in Atomic Layer Deposition (ALD) and has authored several scientific publications in the field. Nanexa’s PharmaShell® technology is transforming the face of long-acting ’super generic’ drugs with its proprietary suite of Atomic Layer Deposition (ALD) technologies. Where Nanoengineering Meets Drug Delivery

Long-Acting Injectables For Patient-Centric Care Using Nanexa’s PharmaShell® Preclinical data used to simulate pk profile of repeated dosing. Modelled results are not clinical outcomes Simulated PK profile: marketed GLP-1 vs PharmaShell candidates Weekly marketed GLP-1 Monthly candidate Quarterly candidate 0 4 8 12 16 20 24 1 10 100 1000 Time (weeks) GLP-1 concentration (nmol/L) Versatile platform Applicable across many therapeutic areas Modality-agnostic Small molecules through to biologics Scaling up now In collaboration with Forge Nano

Atomic-Scale Control of Pharmaceutical Drug Release Nanometer-scale conformal coatings can turn the API particle itself into a programmable release system Conformal nano-coating of each API particle Imprecise Release Formulation Complexity Short Shelf Life The Limit of Conventional Formulation Programmable Time Release Higher Drug Loading Temperature Stability The Pharmaceutical Opportunity The end game: turn drug release from a formulation art into atomic-scale engineering

Atomic-Scale Manufacturing For The Quantum Computing Race Quantum performance increasingly becomes a materials + interfaces problem – exactly where atomic-layer precision can matter. Conformal atomic-layer engineering Noise & Decoherance Interface / Dielectric Loss 3D + High-Aspect Ratio Features The Quantum Fabrication Bottleneck Higher-Fidelity Quibits Denser Quantum Processors Manufacturable Scale What Forge Nano Could Enable The quantum race may be won at the atomic interface

America’s Push to Reshore Critical Manufacturing Advanced manufacturing needs a resurgence in the U.S. at the scale the mission demands 80 In China % Lithium-ion production1 7 In the U.S. % Lithium-ion production1 Beginning in 2028, DoW procurement requirements accelerate the need for a secure domestic battery supply chain 85% Rare-earth processing2 5 Rare-earth processing2% 1) Center for Global Security Research 2)IEA Supply concentration, export restrictions and declining investment put critical mineral security at risk

Forge Nano Reduces Critical Rare-Earth Demand

Atomic-scale magnet engineering enables manufacturers to use less Nd, Pr, Dy and Tb while maintaining high-performance magnet output.

Critical Materials

Nd	Neodymium
Pr	Praseodymium
Dy	Dysprosium
Tb	Terbium

→

FORGE NANO

80-90%

Potential reduction in critical rare-earth dependence

→

More output from the same supply

Forge Nano extends scarce material across more motors, generators and defense systems.

Less chokepoint exposure

Lower rare-earth intensity reduces dependence on constrained foreign processing.

Faster path to resilience

Forge Nano complements new U.S. mining, refining and magnet production by reducing the material required per system.

Guidance

Phase 1 (Now): Semiconductor & Battery Expanding capacity & developing new capabilities • Projections based on current orders, expressions of intent, and sales pipeline • We currently have the production capacity needed to meet our assumptions for 2027 Semi Net Sales + Grant Income(1) Assumptions Battery Net Sales + Grant Income(1) Assumptions • Forge Nano battery sales prior to Morrisville plant coming online enabled by: >$100M existing capacity available through five qualified third-party manufacturers Distribution agreement with Samsung SDI Net Sales + Grant Income ($M) 2025A 2026P 2027P Equipment $5.7 $15.2 $45.2 Battery Cells 1.0 18.9 25.0 Other 7.8 5.9 5.9 Total $14.5 $40.1 $76.1 (1) These projections were prepared in connection with the business combination, and the information in such projections was prepared on a reasonable basis and reflected the best estimates and judgments available to our management at the time. For more information regarding these projections, please see pages 137 to 140 of the Registration Statement on Form S-4 filed with the SEC on September 15, 2026. Amounts include Grant Income of $6.4 million for 2025A, $2.5 million for 2026P and $1.5 million for 2027P.

Phase 2: Scaling U.S. Battery & Semi Tool Opportunities

Expanding capacity & developing new capabilities

Semi Revenue Assumptions

- Semiconductor pipeline from end-2025 into 2026 is greater than $60m
- Equipment revenue / tool is $1.5M. Multiple chambers increase price & should be ordered more frequently.
- $75m investment required (capex and working cap) to meet higher scenarios, which includes:
  - Cleanrooms in new and expanded facilities
  - Working capital - Service team expansion
  - Continued development of 300mm tool to expansion into logic and memory

Semiconductor Scenarios	Base	Med	High
Tools per Year (Units)	40	106	225
Bays Required (Units)	10	25	50
Pricing $000	$1,500	$1,750	$1,850
Annual Revenue Potential ($M)	**$60.0**	**$185.9**	**$416.3**

Expanding Capacity & Sales With 3 GWh/Year Plant

Battery Revenue Assumptions

- Forge Nano's Forge Battery project has 21 GWh in LOIs; sample cells produced with partners support future contracted demand as the facility becomes operational.
- The base price scenario is projected to generate enough revenue to cover project financing before 2030 and yield significant cash flows, including producer credits to 2031.
- Better pricing scenarios from existing LOIs average $175/KWh, with quotes over $250/KWh from aerospace and defense contractors.
- Morrisville plant construction underway with groundbreaking event on August 19, 2026.

Morrisville Scenarios	Base	Med	High
Price / KWh	$150	$175	$250
Price / Cell	$2.78	$3.24	$4.63
Cells at OEE Target (M Units)	144	144	144
Annual Revenue Potential ($M)	**$399.2**	**$465.7**	**$665.3**

(1) These estimates were prepared in connection with the business combination, and the information in such projections was prepared on a reasonable basis and reflected the best estimates and judgments available to our management at the time. For more information regarding these projections, please see pages 137 to 140 of the Registration Statement on Form S-4 filed with the SEC on September 15, 2026.

Connected Circular Forging the Future of Manufacturing Automated Smarter Atomically Precise

CONFIDENTIAL © FORGE NANO 2026. ALL RIGHTS RESERVED Thank You. Now taking questions…

Important Information and Where to Find It

In connection with the proposed business combination, Pubco and Forge Nano have filed documents with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which includes a proxy statement of ATII and a prospectus of Pubco, relating to the proposed business combination. After the SEC declares the Registration Statement effective, the Registration Statement will be mailed to ATII’s shareholders in connection with the proposed business combination. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Any vote in respect of resolutions to be proposed at ATII’s extraordinary general meeting to approve the proposed business combination or other responses in relation to the proposed transaction should be made only on the basis of the information contained in the Registration Statement. Investors and security holders may obtain free copies of these documents (as they become available) and other related documents filed with the SEC at the SEC’s website at www.sec.gov or by directing a request to: Archimedes Tech SPAC Partners II Co., 2093 Philadelphia Pike #1968, Claymont, DE 19703.

Participants in the Solicitation

Each of ATII, Pubco, Forge Nano and their respective directors, executive officers and other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from shareholders of ATII in favor of the proposed business combination. Information about ATII’s directors and officers is set forth in ATII’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on March 4, 2026 and ATII’s other filings with the SEC. Additional information concerning the interests of ATII’s participants in the solicitation, which may, in some cases, be different than those of ATII’s shareholders generally, is set forth in the Registration Statement relating to the proposed business combination. These documents are available free of charge at the SEC’s web site at www.sec.gov.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This communication includes forward-looking information about, among other topics, the proposed business combination. All statements, other than statements of present or historical fact included in this communication regarding the proposed business combination, ATII’s, Pubco’s and Forge Nano’s ability to consummate the proposed business combination, the benefits of the proposed business combination and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on the current expectations and assumptions of ATII’s, Pubco’s and Forge Nano’s management about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, ATII, Pubco and Forge Nano disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication.

ATII, Pubco and Forge Nano caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of ATII, Pubco or Forge Nano. Risks and uncertainties include, among other things: (i) risks related to the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) risks related to the outcome of any legal proceedings that may be instituted against ATII, Pubco or Forge Nano following announcement of the transactions; (iii) risks related to the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of ATII, Pubco and Forge Nano, or other conditions to closing in the definitive agreement for the business combination; (iv) the risk that the proposed business combination disrupts ATII’s, Pubco’s or Forge Nano’s current plans and operations as a result of the announcement of the transactions; (v) risks related to Forge Nano’s ability to realize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of Forge Nano to grow and manage growth profitably following the proposed business combination; (vi) risks related to costs related to the proposed business combination; (vii) risks related to changes in applicable laws or regulations; (viii) risks related to Forge Nano’s ability to successfully develop and deploy new technologies to address the needs of its customers; (ix) risks related to the effects of competition on Forge Nano’s business, financial condition and results of operations; (x) risks related to the availability and cost of the raw materials necessary for the production of Forge Nano’s products; (xi) risks related to Forge Nano’s ability to meet the specifications and requirements of its customers or adequately provide them with effective support and services; (xii) risks related to delays in the construction and operation of production facilities; (xiii) risks related to intellectual property infringement, data protection, and other losses; (xiv) risks related to the amount of redemption requests made by ATII’s public shareholders; (xv) risks related to Forge Nano’s ability to operate effectively as a public company, including its ability to implement controls and procedures required for public companies following the business combination; (xvi) risks related to changes in domestic and foreign business, market, financial, political and legal conditions; (xvii) risks related to the possibility that ATII, Pubco or Forge Nano may be adversely affected by other economic, business, and/or competitive factors; and (xviii) other risks discussed in ATII’s Annual Report on Form 10-K and that are presented in the Registration Statement. There may be additional risks that ATII, Pubco or Forge Nano presently do not know or that ATII, Pubco or Forge Nano currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed or implied in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in ATII’s periodic filings with the SEC, including ATII’s Annual Report on Form 10-K, and the Registration Statement. These SEC filings are available free of charge on the SEC’s website at www.sec.gov.

You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of ATII, Pubco and Forge Nano described in the “Risk Factors” and “Forward-Looking Statements” sections of the Registration Statement and other documents filed or to be filed by any of them from time to time with the SEC, all of which are available at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ATII, Pubco and Forge Nano assume no obligation to, and do not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. None of ATII, Pubco or Forge Nano gives any assurance that it will achieve its expectations.